_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                           HomeServices.Com Inc.
               ----------------------------------------------
                              (Name of Issuer)


                                Common Stock
                      (Title of Class and Securities)


                                 43706 10 6
 -----------------------------------------------------------------------------
                               (CUSIP Number)

                             Steven A. McArthur
            Senior Vice President, General Counsel and Secretary
                           HomeServices.Com Inc.
                    6800 France Avenue South, Suite 600
                           Edina, Minnesota 55435
                               (612) 928-5900
 -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               April 14, 2000
 -----------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)
                             Page 1 of 4 Pages)

 -------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




 CUSIP NO. 43706 10 6                                      PAGE 2 OF 4 PAGES
                                SCHEDULE 13D

      ___________________________________________________________________
      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                MidAmerican Energy Holdings Company
                c/o HomeServices.Com Inc.
                6800 France Avenue South
                Suite 600
                Edina, Minnesota 55435
                I.R.S. No. 94-2213782
      ___________________________________________________________________
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
      ___________________________________________________________________
      3.   SEC USE ONLY

      ___________________________________________________________________
      4.   SOURCE OF FUNDS*

            WC
      ___________________________________________________________________
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      ___________________________________________________________________
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa USA
      ___________________________________________________________________
                                    7.   SOLE VOTING POWER
            NUMBER OF
             SHARES                      7,279,100
           BENEFICIALLY             _____________________________________
             OWNED BY               8.   SHARED VOTING POWER
              EACH
            REPORTING                    0
             PERSON                 _____________________________________
              WITH                  9.   SOLE DISPOSITIVE POWER

                                         7,279,100
                                    _____________________________________
                                    10.  SHARED DISPOSITIVE POWER

                                         0
      ___________________________________________________________________
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,279,100
      ___________________________________________________________________
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                        (  )

      ___________________________________________________________________
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           81.5%
      ___________________________________________________________________
      14.  TYPE OF REPORTING PERSON*

           HC
      ___________________________________________________________________

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 43706 10 6                                      PAGE 3 OF 4 PAGES


 Item 1.  Security and Issuer.

           This Schedule 13D relates to 500,000 shares of common stock, par value $.01 per share ("Common Stock"), of HomeServices.Com Inc., a Delaware corporation (the "Issuer"). The Issuer's principal offices are located at 6800 France Avenue South, Suite 600, Edina, Minnesota 55435.

 Item 2.   Identity and Background.

 This statement is filed by:

           MidAmerican Energy Holdings Company, which is incorporated in Iowa with its principal business being that of a utility holding company. Its principal offices are located at 666 Grand Avenue, Des Moines, IA 50309.

           (d) MidAmerican Energy Holdings Company has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) MidAmerican Energy Holdings Company has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

 Item 3.   Source and Amount of Funds or Other Consideration.

      The source of funds for this purchase is cash on hand. The amount is $4,187,500, based upon the opening market price for HomeServices.Com Inc. Common Stock of 8 3/8 per share on April 14, 2000.

 Item 4.   Purpose of Transaction.

      MidAmerican Energy Holdings Company purchased HomeServices.Com stock from U.S. Bancorp Piper Jaffray Inc. for investment purposes. Depending upon market conditions and other factors, MidAmerican Energy Holdings Company may from time to time purchase additional shares of HomeServices.Com stock which may result in it owning up to 80% of the common stock on a fully diluted basis.

 Item 5.   Interest in Securities of the Issuer.

           (a)  Amount beneficially owned:    7,279,100
           (b)  Number of Shares as to which such person has:
                1.  Sole power to vote or to direct the vote: 7,279,100
                2.  Shared power to vote or direct vote: 0
                3.  Sole power to dispose or to direct
                    The disposition of:       7,279,100
                4.  Shared power to dispose or to direct the disposition
                    Of:  0

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

 Item 7.  Material to be Filed as Exhibits.

 Not applicable.


 CUSIP NO. 43706 10 6                                      PAGE 4 OF 4 PAGES


                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 18, 2000
                                                    __________________________
                                                        (Date)


                                                    /s/ Steven A. McArthur
                                                    _________________________
                                                      (Signature)


                                                     Senior Vice President
                                                    __________________________
                                                    (Name/Title)